ARNALL GOLDEN GREGORY LLP
                                 171 17TH STREET, NW
                                   SUITE 2100
                                ATLANTA, GA 30363

                                                      Direct phone: 404-873-8706
                                                        Direct fax: 404-873-8707
                                                      E-mail: Robert.Dow@agg.com
                                                                     www.agg.com


                                 August 4, 2005



VIA FACSIMILE, FEDERAL EXPRESS AND EDGAR

Mr. Daniel F. Duchovny
Attorney-Advisor
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Mail Stop 362
100 "F" Street, N.E.
Washington, D.C. 20549-3628

     RE:    COLOR IMAGING, INC.
            AMENDMENT NO. 2 TO PRELIMINARY SCHEDULE 14A
            FILED JULY 22, 2005
            FILE NO. 000-16450

            AMENDMENT NO. 2 TO SCHEDULE 13E-3
            FILED JULY 22, 2005
            FILE NO. 005-59249

Dear Mr. Duchovny:

     On behalf of Color Imaging, Inc. ("Color Imaging" or the "Company"), we transmit for filing Color Imaging's responses to the Staff's letter of comment dated July 28, 2005. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all page references are to the Schedule 14A (file no. 0-16450). If you concur with our approach to the comments, we will promptly file an amendment to the Schedule 14A.


PRELIMINARY SCHEDULE 14A

Discounted Cash Flow Method, page 37

1. Please tell us why you listed a ratio of 500,000:1 below the table at the top of page 38. Since this ratio is not being proposed, it appears that it should be deleted.

                                                          Mr. Daniel F. Duchovny
                                                                  August 4, 2005
                                                                          Page 2


     RESPONSE:

     We will remove this ratio from the table at page 38.

2. We reissue comment 15 in our July 12 letter and comment 43 from our June 6 letter. Revise this section to show, for example, how CVG used the data in the table on page 38 to estimate that the indicated range of the equity value per share in the stand-alone discounted cash flow analysis ranges from $0.89 to $1.56 per share. Obtain the figures how the information included in the financial projections tables resulted in the values already disclosed.

     Initial comment 15 from the Staff's letter of July 12, 2005: We reissue comment 43. Revise this section to show how the information included in the financial projections tables resulted in the values already disclosed.

     Initial comment 43 from the Staff's letter of June 6, 2005: Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the values already disclosed. Please apply this comment to every CVG analysis disclosed.

     RESPONSE:

     Attached are two tables to illustrate the calculation of the equity values using the 14% weighted average cost of capital (one table for stand-alone basis and one for the reverse stock split basis). We propose to add the tables, one to the "Discounted Cash flow Analysis - Stand-Alone Basis" section at page 39 and the other to the "Discounted Cash Flow - Reverse Stock Split Basis" section at page 40. The new table would be placed before the table that now appears showing all the equity values. (The attached tables are in excel spreadsheets and would be re-formatted slightly to fit neatly into the proxy statement document.) There would be a lead in paragraph for each table as follows:

          The table below illustrates how CVG calculated the equity value per share using the estimated cash flows shown above at "Discounted Cash Flow Method" and the estimated weighted average cost of capital of 14%. (CVG used a similar methodology to calculate the equity value per share using estimated weighted average cost of capital for 15%, 16%, 17% and 21%.)

     In addition, the "Discounted Cash Flow - Reverse Stock Split Basis" section would have the following explanation:

          This table illustrates the calculation assumes a reverse split ratio of 1-for-1500. CVG reperformed the calculations using additional ratios of one for 2500, 5000, and 500,000, and considered all of these results in its evaluation of the equity values.

3. We reissue comment 16. We note that disclosure added in response to that comment does not include the substance of your response to comment 44 in our June 6 letter.

                                                          Mr. Daniel F. Duchovny
                                                                  August 4, 2005
                                                                          Page 3


     Initial comment 16 from the Staff's letter of June 6, 2005:
     Please disclose the substance of your response to comment 44.

     RESPONSE:

     The proxy statement as filed already contains at page 40 the following sentence from our prior response: "CVG prepared the resulting range of values in order to gain insight into the sensitivity of the analysis to estimates of the market based cost of capital and the estimates[d] terminal value multiples[,] and [the analysis] does not represent a statistical sample of value estimates." We propose to make the corrections indicated in the foregoing brackets and to add the following language thereto in the proxy statement at page 40:

          CVG considered a range of cost of capital estimates and exit multiple estimates in its discounted cash flow analysis as a means of illustrating a range of possible values. CVG did not consider any single method or result in reaching its opinion but instead considered many factors and other methods that when taken together supported its opinion. With respect to the results of the discounted cash flow approach CVG considered the Company's historic performance compared to budget/forecast and the risk inherent in management's projections, particularly the significant reliance on color toner products yet to be perfected or developed, when considering the results of the discounted cash flow method.


     Please review these proposed changes at your earliest convenience and contact me to let me know if they address your concerns. You may contact me at
(404) 873-8706.

                                              Very truly yours,

                                              ARNALL GOLDEN GREGORY LLP


                                              /s/ Robert F. Dow
                                              Robert F. Dow

cc:  Christina Chalk, Esq. (Mail Stop 03-09)
     Morris E. Van Asperen, Color Imaging
     T. Clark Fitzgerald III, Esq.

------------------------------------------------------------------------------------------------------------------------------------
COLOR IMAGING, INC.

DISCOUNTED CASH FLOW METHOD - 14% WACC - STAND ALONE
------------------------------------------------------------------------------------------------------------------------------------

                                                      Interim Cash Flows
----------------------------------------------------------------------------------------------------------------------------
                                                      12 Months     12 Months     12 Months     12 Months     12 Months
                                                         Ending        Ending        Ending        Ending        Ending
                                                       12/31/05      12/31/06      12/31/07      12/31/08      12/31/09
----------------------------------------------------------------------------------------------------------------------------
     NET CASH FLOW                                    $ 155,968     $ 493,902     $ 721,050   $ 1,091,147    $1,445,339
----------------------------------------------------------------------------------------------------------------------------
     Adjusted Partial Period Debt-Free Cash Flow
     For Period Beginning:  February 02, 2005           142,294

 EBITDA
MVIC/EBITDA Capitalization Multiple
Terminal Value

Discount Rate                                             14.0%
Years to Discount                                          0.46          1.41          2.41          3.41          4.41
Discount Factor                                          0.9415        0.8313        0.7292        0.6397        0.5611
----------------------------------------------------------------------------------------------------------------------------
Present Values                                          133,970       410,581       525,790       698,007       810,980

Sum of Present Values of Interim Cash Flows           2,579,327     2,579,327     2,579,327
Present Value of Terminal Value                      12,813,370    15,376,044    17,938,718
Plus: Adjustments                                     2,097,428     2,097,428     2,097,428
------------------------------------------------------------------------------------------------------------------------------------
   Business Enterprise Value                         17,490,125    20,052,799    22,615,473

Minus: Capitalization Financing (Term Debt)           2,804,325     2,804,325     2,804,325
------------------------------------------------------------------------------------------------------------------------------------
   Equity Value                                      14,685,800    17,248,474    19,811,148

Rounded Equity Value                               $ 14,700,000  $ 17,200,000  $ 19,800,000
====================================================================================================================================
Assumed Shares Outstanding                           12,690,305    12,690,305    12,690,305
Per Share Value                                    $       1.16  $       1.36  $       1.56





                                                            Terminal Value
-------------------------------------------------------------------------------------------------
                                                          12 Months     12 Months     12 Months
                                                             Ending        Ending        Ending
                                                           12/31/09      12/31/09      12/31/09
-------------------------------------------------------------------------------------------------
     NET CASH FLOW
-------------------------------------------------------------------------------------------------
     Adjusted Partial Period Debt-Free Cash Flow
     For Period Beginning:  February 02, 2005

 EBITDA                                                 $ 4,567,232   $ 4,567,232   $ 4,567,232
MVIC/EBITDA Capitalization Multiple                             5.0           6.0           7.0
Terminal Value                                         $ 22,836,161  $ 27,403,393  $ 31,970,625

Discount Rate
Years to Discount                                              4.41          4.41          4.41
Discount Factor                                              0.5611        0.5611        0.5611
-------------------------------------------------------------------------------------------------
Present Values                                           12,813,370    15,376,044    17,938,718

------------------------------------------------------------------------------------------------------------------------------------
EXHIBIT E-2

COLOR IMAGING, INC.

 DISCOUNTED CASH FLOW METHOD - 14% WACC - PRIVATE Reverse Split 1500-1
------------------------------------------------------------------------------------------------------------------------------------


                                                  Interim Cash Flows
------------------------------------------------------------------------------------------------------------------------------------

                                                 12 Months    12 Months   12 Months   12 Months    12 Months
                                                    Ending       Ending      Ending      Ending       Ending
                                                  12/31/05     12/31/06    12/31/07    12/31/08     12/31/09
------------------------------------------------------------------------------------------------------------------------------------
          NET CASH FLOW                          $ 155,968    $ 574,602   $ 801,750 $ 1,171,847  $ 1,526,039
------------------------------------------------------------------------------------------------------------------------------------
          Adjusted Partial Period Debt-Free Cash Flow
          For Period Beginning:  February 02, 2005 142,294
 EBITDA
MVIC/EBITDA Capitalization Multiple
------------------------------------------------------------------------------------------------------------------------------------
Terminal Value

Discount Rate                                        14.0%
Years to Discount                                     0.46         1.41        2.41        3.41         4.41
Discount Factor                                     0.9415       0.8313      0.7292      0.6397       0.5611
------------------------------------------------------------------------------------------------------------------------------------
Present Values                                     133,970      477,667     584,636     749,631      856,260

Sum of Present Values of Interim Cash Flows      2,802,164    2,802,164   2,802,164
Present Value of Terminal Value                 13,190,710   15,828,852  18,466,994
Plus: Adjustments                                1,769,350    1,769,350   1,769,350
------------------------------------------------------------------------------------------------------------------------------------
   Business Enterprise Value                    17,762,223   20,400,365  23,038,507


Minus: Capitalization Financing (Term Debt)      2,804,325    2,804,325   2,804,325
------------------------------------------------------------------------------------------------------------------------------------


   Equity Value                                 14,957,898   17,596,040  20,234,182

Rounded Equity Value                           $ 15,000,000$ 17,600,000 $ 20,200,000
====================================================================================================================================
Assumed Shares Outstanding                      12,614,201   12,614,201  12,614,201
Per Share Value                                     $ 1.19       $ 1.40      $ 1.60





                                                        Terminal Value
----------------------------------------------------------------------------------------
          NET CASH FLOW
----------------------------------------------------------------------------------------
          Adjusted Partial Period Debt-Free Cash Flow
          For Period Beginning:  February 02, 2005
 EBITDA                                             $ 4,701,732 $ 4,701,732 $ 4,701,732
MVIC/EBITDA Capitalization Multiple                         5.0         6.0         7.0
----------------------------------------------------------------------------------------
Terminal Value                                     $ 23,508,661$ 28,210,393 $ 32,912,125

Discount Rate
Years to Discount                                         4.41         4.41        4.41
Discount Factor                                         0.5611       0.5611      0.5611
----------------------------------------------------------------------------------------
Present Values                                      13,190,710   15,828,852  18,466,994
